NOTICE OF 2016 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Wednesday, May 18, 2016, at 10:00 a.m. (Vancouver time)
Where
Hyatt Regency Vancouver
655 Burrard Street
English Bay Room, Perspectives Level (34th Floor)
Vancouver, British Columbia, V6C 2R7
What
We will cover the following items of business:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2015 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation;

6.
The approval of an ordinary resolution, the full text of which is attached as Schedule “E” to the accompanying management information circular (the “Circular”), approving the issuance of common shares of Silver Standard, in connection with a court-approved plan of arrangement of Claude Resources Inc. (“Claude Resources”) under the Canada Business Corporations Act, pursuant to which Silver Standard will acquire all of the issued and outstanding shares of Claude Resources, in accordance with the arrangement agreement dated March 7, 2016, as amended by an amending agreement dated March 30, 2016, copies of which are available on SEDAR at www.sedar.com, all as more particularly set forth in the Circular; and

7.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Receiving documents
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, management information circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2015 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 7, 2016 we will mail to Shareholders of record as of the close of business on March 28, 2016 a Notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
Registered and Beneficial Shareholders
The N&A card and the proxy form/voting instruction form are being sent to both registered and beneficial Shareholders of Silver Standard.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by completing the enclosed card to send us your instructions.
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our Financial Information and Annual Information Form (or Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

DATED at Vancouver, British Columbia, this 1st day of April, 2016.
BY ORDER OF THE BOARD
(signed) “Peter W. Tomsett”
Peter W. Tomsett
Chairman of the Board of Silver
Standard Resources Inc.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.